Press Release	Source: Left Right Marketing Technology, Inc.

Left Right Marketing Technology, Inc. Announces the Specifics of Their Pending Acquisition of NeoLink Wireless Content Inc.                     Thursday July 1, 6:08 pm ET

LAS VEGAS--(BUSINESS WIRE)--July 1, 2004--Left Right Marketing Technology, Inc. (OTCBB: LRMK -News), the leading marketing company enabled by technology, today announced more specifics about their pending acquisition of Los Angeles-based wireless broadcast company, NeoLink Wireless Content Inc.

"We recently announced a binding letter with the intent to purchase NeoLink Wireless Content Inc. Since the announcement we have begun to work with NeoLink on the combining our technology and infrastructure. Today we are dedicated to officially closing the deal on or before Saturday, July 31, 2004," noted Left Right Marketing Technology, Inc., President/CEO, Mick Hall.

Upon the completion of the deal Left Right Marketing Technology, Inc. plans to utilize NeoLink's wireless technology platform, as well as their MobiTV (www.MobiTV.com) production and digital broadcast capabilities.

The LRMK/NeoLink initiative will follow by video streaming to the CrazyGrazer.com online shopping site and to the CrazyGrazer.com Public Access Shopping Kiosks. LRMK announced the launch of the beta version of the CrazyGrazer.com Outlet Store earlier this year and anticipates the placement of the first CrazyGrazer.com Public Access Shopping Kiosks in time for the 2004 holiday shopping season with the CrazyGrazer.com In Room Hotel Shopper scheduled to launch early 2005.

This initiative will enable LMRK's CrazyGrazer.com to become the first retailer to provide U.S. customers the opportunity to view and purchase products via cell phones on MobiTV, the world's first live streaming television content service delivered to mobile phones.

Currently NeoLink operates two MobiTV live television channels that can be viewed alongside broadcast stations like MSNBC, CNBC, the Discovery Channel, ABC News and the Fox Sports Network and MobiTV exclusive stations like Vegas TV Sports, which provides information on nationwide sporting events and Vegas TV Scoreline, which provides 24/7 real-time streaming sports score updates.

As of December 2003, MobiTV was available to approximately 3.2 million Sprint PCS Vision (NYSE:FON -News) subscribers nationwide. Customers can currently subscribe to MobiTV for an additional $9.99 a month.

Investors and LRMK stockholders are urged to read LRMK's annual report on Form 10-KSB and Forms 8-K, available free of charge on the SEC's Web site, www.sec.gov.

Forward-Looking Statements: The statements in this press release regarding the company's business plans, any opinions expressed about NeoLink and its holdings, the anticipated revenue from acquisition, any benefits of the anticipated consumer impact from various points of contact as a result of new technology, anticipated perceptions of stockholders based on shopping methods offered, anticipated timing for closing the acquisition, the company's future success, the company's ability to take advantage of market trends, the success of e-commerce, future opportunities and any other effect, result or aspect of the transactions and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired business, costs, delays, and any other difficulties related to the outlet store launch and shopping over cell phones, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Left Right Marketing Technology Inc.

Bonnie Smith, 702/260-9305

bsmith@crazygrazer.com

or

Alan Taylor Communications

Charles Leone, 212/714-1280

charles@alantaylor.com